Exhibit 99.5

North Mill Capital LLC

and Subsidiaries

(Formerly NorthMill LLC)

Consolidated Financial Report

December 31, 2018

North Mill Capital LLC and Subsidiaries

RSM US LLP

Independent Auditor’s Report

Audit Committee

North Mill Capital LLC

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of North Mill Capital LLC and Subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2018 and 2017 the related consolidated statements of operations, members’ equity and cash flows for the year ended December 31, 2018, and for the period from October 20, 2017 to December 31, 2017, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Mill Capital LLC and Subsidiaries as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the year ended December 31, 2018, and the period from October 20, 2017 to December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Blue Bell, Pennsylvania

February 18, 2019

North Mill Capital LLC and Subsidiaries

Consolidated Balance Sheets

December 31, 2018 and 2017

	2018	2017
Assets
Cash	$5,606,256	$5,128,517
Finance receivables:
Loans receivable	88,416,892	111,851,853
Less: unearned fee income	129,577	33,083

	88,287,315	111,818,770
Accounts receivable	33,906,316	39,752,634
Less: allowance for uncollectible finance receivables	4,861,666	100,000

Finance receivables, net	117,331,965	151,471,404
Equity subscription receivable	11,000,000	—
Foreclosed assets	2,233,464	—
Goodwill	18,228,018	18,228,018
Accrued interest receivable	893,788	1,021,225
Other assets	176,454	420,879
Furniture and equipment, net	98,497	84,424

Total assets	$155,568,442	$176,354,467

Liabilities and Members’ Equity
Liabilities:
Note payable, net of issuance costs	$88,482,136	$116,046,137
Due to factoring clients	6,821,940	8,199,256
Accounts payable and accrued expenses	1,071,904	737,474

Total liabilities	96,375,980	124,982,867
Commitments (Note 8)
Members’ equity	59,192,462	51,371,600

Total liabilities and members’ equity	$155,568,442	$176,354,467

See notes to consolidated financial statements.

North Mill Capital LLC and Subsidiaries

Consolidated Statements of Operations

Year Ended December 31, 2018 and period from October 20, 2017 to December 31, 2017

	Year Ended December 31, 2018	October 20, 2017 to December 31, 2017
Interest and finance charges	$17,239,572	$3,096,689
Less: interest expense	5,100,230	836,319

Net interest income	12,139,342	2,260,370
Service fees and other finance charges	4,549,739	580,786

	16,689,081	2,841,156
Provision for uncollectible finance receivables	11,300,000	100,000

Net interest income after provision for uncollectible finance receivables	5,389,081	2,741,156

Expenses:
Personnel	5,759,664	1,214,160
Acquisition expenses	—	804,438
General and administrative	2,045,512	293,524
Legal and professional fees	337,918	57,434

	8,143,094	2,369,556

Net (loss) income	$(2,754,013)	$371,600

See notes to consolidated financial statements.

North Mill Capital LLC and Subsidiaries

Consolidated Statements of Members’ Equity

Year Ended December 31, 2018 and period from October 20, 2017 to December 31, 2017

Balance, October 20, 2017	$—
Net income	371,600
Purchase of equity units in connection with acquisition	51,000,000

Balance, December 31, 2017	51,371,600
Net loss	(2,754,013)
Distribution to members	(5,425,125)
Purchase of equity units	16,000,000

Balance, December 31, 2018	$59,192,462

See notes to consolidated financial statements.

North Mill Capital LLC and Subsidiaries

Consolidated Statements of Cash Flows

Year Ended December 31, 2018 and period from October 20, 2017 to December 31, 2017

	Year Ended December 31, 2018	October 20, 2017 to December 31, 2017
Cash flows from operating activities:
Net (loss) income	$(2,754,013)	$371,600
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	53,189	56,347
Amortization of deferred financing costs	234,307	82,479
Provision for uncollectible finance receivables	11,300,000	100,000
Changes in assets and liabilities:
(Increase) decrease in:
Accrued interest receivable	127,437	(464,129)
Other assets	244,425	(125,277)
Increase (decrease) in:
Unearned fee income	96,494	(49,396)
Accounts payable and accrued expenses	334,430	(187,933)
Due to factoring clients	(1,377,316)	798,266

Net cash provided by operating activities	8,258,953	581,957

Cash flows from investing activities:
Decrease (increase) in finance receivables, net	20,509,481	(22,191,947)
Acquisition of business, net of cash acquired	—	(47,447,956)
Purchases of furniture and equipment	(67,262)	(27,527)

Net cash provided by (used in) investing activities	20,442,219	(69,667,430)

Cash flows from financing activities:
Net proceeds from (repayments of) note payable	(27,682,683)	23,773,173
Purchase of equity units	5,000,000	51,000,000
Payment of debt issuance costs	(115,625)	(559,183)
Distribution to members	(5,425,125)	—

Net cash provided by (used in) financing activities	(28,223,433)	74,213,990

Net increase in cash	477,739	5,128,517
Cash:
Beginning	5,128,517	—

Ending	$5,606,256	$5,128,517

Supplemental disclosure of cash flow information:
Cash paid for interest	$4,831,587	$433,179

Transfer of loan to foreclosed asset	$2,233,464	$—

Equity subscription receivable	$11,000,000	$—

See notes to consolidated financial statements.

North Capital Mill LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of the Business

The operations of North Mill Capital LLC and Subsidiaries (collectively, the Company) consist primarily of those financial activities common to the commercial asset-based finance industry.

NorthMill LLC (“NM”) was formed on September 25, 2017 in connection with the acquisition of North Mill Capital LLC (“NMC”) by Solar Senior Capital Ltd. (“Solar”). NM was merged with and into NMC on May 1, 2018 with NMC being the surviving limited liability company.

NMC was formed as a single-member Delaware limited liability company on August 18, 2010 and commenced operations on October 29, 2010.

On September 13, 2017, Colford Capital Holding LLC (“Colford”), NMC’s sole member, entered into an Equity Purchase Agreement with Solar, whereby Colford agreed to sell, and Solar agreed to purchase the outstanding equity securities of NMC. The acquisition, as described in Note 2, closed on October 20, 2017 (Acquisition Date). Coinciding with the acquisition, the Limited Liability Agreement of NMC was amended and restated.

NMC is a specialty finance company engaged in providing asset-based commercial financing to small and medium-sized businesses. The Company’s core business is providing and servicing loans ranging from $200,000 to $12,500,000 secured by accounts receivable, inventory, and equipment. Borrowers are located throughout the United States.

PrinSource Capital Companies, LLC, a wholly owned subsidiary of NMC, and their wholly-owned subsidiary Partner Plus, LLC (collectively, “PrinSource”), were acquired by NMC on December 30, 2011. PrinSource provides financial services through the funding and financing of working capital assets, primarily accounts receivable and inventory.

Note 2: Acquisition

Solar’s cash consideration to effect the acquisition, including acquisition related expenses and other general corporate purchases, totaled $51,000,000. Through Solar’s investment in NM, Solar gained 100% ownership of NMC and the proceeds from the acquisition were also used to pay-off all of the Company’s outstanding subordinated notes to the prior owners. The acquisition was accounted for as a purchase transaction and the assets acquired and liabilities assumed were recorded at their respective fair values as of the date of the acquisition. The excess of the purchase price over the fair value of assets acquired and liabilities assumed has been recorded as goodwill on the accompanying consolidated balance sheet.

Assets Acquired
Cash	$3,295,547
Loans receivable	129,412,540
Goodwill	18,228,018
Other assets	934,967

Fair value of assets acquired	151,871,072
Liabilities Assumed
Other liabilities and accrued expenses	925,407
Note payable	92,801,172
Due to factoring clients	7,400,990

Fair value of liabilities assumed	101,127,569

Purchase price	$50,743,503

North Capital Mill LLC and Subsidiaries

Notes to Consolidated Financial Statements

Upon allocating the purchase price to the fair value of assets acquired and liabilities assumed, the book value of intangible assets, consisting of goodwill, increased by $18,228,018. The book value of assets acquired and liabilities assumed approximates fair value.

Acquisition related costs of $804,438, including legal, profession and other expenses, were recorded in the period incurred and not included in the purchase price.

Note 3: Significant Accounting Policies

Significant accounting policies are as follows:

Principles of consolidation: The financial statements include the accounts of NMC and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Revenue recognition: Fees received for the origination of loans are deferred and amortized into interest income over the contractual lives of the loans and annual fees received for loans are deferred and amortized into interest income over a twelve-month period using the straight-line method, which approximates the effective interest rate method. Unamortized amounts are recognized as income at the time that loans are paid in full. Interest income on loans receivable is recognized using the interest method. Interest and fee income are accrued based on the outstanding loan balance and charged monthly to the loan balance as earned, except in instances that a reasonable doubt exists as to the collectability of interest, in which case the accrual of income may be suspended. Other fee income, which includes wire transfers, field examination charges, late reporting fees and other items charged to borrowers, is recognized as charged.

Cash: The Company maintains its cash balances at several financial institutions which at various times during the year have exceeded the threshold for insurance provided by the Federal Deposit Insurance Corporation.

Loans and accounts receivable: The Company provides asset-based financing primarily in the form of revolving credit facilities collateralized by the borrower’s assets, including, but not limited to, accounts receivable, inventory, equipment and general intangibles. The loan term is generally two years and management has the intention and ability to hold until maturity or payoff. Provisions for credit losses for loans receivable are charged to operations in amounts sufficient to maintain the allowance for credit losses at an amount considered adequate to cover the estimated losses of principal and accrued interest in the existing loan portfolio. The Company’s charge-off policy is based on a loan-by-loan review for all receivables. Management periodically evaluates the adequacy of the allowance for credit losses by reviewing credit loss experience, change in size and character of credit risks, the value of collateral and general economic conditions. Loans are charged off against the allowance when management determines the loan to be permanently impaired.

Specific allowances for loan losses are generally applied to impaired loans and are typically measured based on a comparison of the recorded value of the loan to the present value of the loan’s expected future cash flows from the liquidation of the underlying collateral.

North Capital Mill LLC and Subsidiaries

Notes to Consolidated Financial Statements

Accounts receivable are stated at cost, net of an allowance for credit losses. The allowance for credit losses is based on management’s assessment of the collectability of specific customer accounts, the aging of the accounts receivable, historical experience and other currently available evidence. If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than the historical experience, management’s estimates of the recoverability of amounts due to the Company could be adversely affected.

When the Company determines there is insufficient collateral to support an outstanding loan or accounts receivable balance and believes it is no longer probable that principal and/or interest payments will be collected, the Company will place the loan on non-accrual status. Such non-accrual loans may be restored to accrual status if past due principal and interest are paid in cash, and, in management’s judgment, are likely to continue.

Participation funding: The Company enters into participation funding and servicing arrangements with other lending institutions whereby the other institutions pay the Company a processing fee for servicing financing arrangements that the other institutions have entered into with their customers. Under these arrangements, the Company, as the participant, assumes the risk related to their percentage share of the arrangement. The Company pays the lending institutions a pro rata percentage of the fee income earned. The arrangements are presented in accounts receivable in the accompanying consolidated balance sheet net of the amount due to the institution.

The Company enters into participation funding arrangements with third-party lending institutions, whereby those institutions participate in loans originated by the Company. These arrangements are used by the Company to manage risk associated with loans and accounts receivable that may potentially exceed funding limits. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: the assets have been isolated from the Company – put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership; the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

Foreclosed Assets: Foreclosed assets consist primarily of accounts receivable and machinery and equipment held-for-sale and are carried at the lower of cost or fair value less cost to sell. Losses from property obtained in partial satisfaction of debt are treated as credit losses. Gains or losses are recorded when assets are sold.

Furniture and Equipment: Property and equipment acquired in acquisitions is recorded at fair value. Additions are recorded at cost and stated net of accumulated depreciation. Depreciation and amortization are provided using the straight-line method over the estimated lives of the assets, which is generally three to five years for equipment and ten years for furniture and fixtures.

Debt issuance costs: Costs incurred in connection with the placement of the revolving credit facility have been capitalized and recorded as a reduction to the note payable on the balance sheets. These costs are amortized as interest expense over the life of the facility using the effective interest method or straight line method if it approximates the effective interest method.

North Capital Mill LLC and Subsidiaries

Notes to Consolidated Financial Statements

Impairment of long-lived assets: The Company reviews long-lived assets, including furniture and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. No impairments have occurred to date.

Goodwill: Goodwill represents the excess of consideration paid for an acquired business over the fair value of the related assets acquired and liabilities assumed. Goodwill arose from the acquisition of the Company on October 20, 2017 (Note 1). The Company is required to assess its goodwill for impairment annually, or more frequently if events or changes in circumstances indicate impairment may have occurred.

The Company assesses goodwill for impairment by comparing the carrying value of the Company to its fair value. If the fair value is less than the carrying value, an impairment loss would be recorded for the difference between the fair value and carrying value. For the year ended December 31, 2018 and period ended December 31, 2017, there was no impairment.

Income taxes: No provision has been made for income taxes, if any, as these are the obligation of the members. The Company files income tax returns as a partnership in the U.S. federal jurisdiction and in various state jurisdictions.

The Company applies authoritative guidance relating to the accounting for uncertain tax positions. Accordingly, a provision for uncertain tax positions and related penalties and interest is recognized when it is more likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more-likely-than-not means a likelihood or more than 50%. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment.

Interest rate risk: Inherent in the Company’s principal business activities is the potential for the Company to assume interest rate risks that result from differences in the maturities and re-pricing characteristics of certain assets and liabilities.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Subsequent events: The Company has evaluated its subsequent events (events occurring after December 31, 2018) through February 18, 2019, which represents the date the financial statements were available to be issued, and determined that there were no material subsequent events requiring adjustment to, or disclosure in the financial statements for the period ended December 31, 2018 except those events disclosed in Note 9.

North Capital Mill LLC and Subsidiaries

Notes to Consolidated Financial Statements

Recent Accounting Pronouncement: In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updates (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09). ASU 2014-09 provides a single comprehensive revenue recognition framework and supersedes existing revenue recognition guidance. Included in the new principles-based revenue recognition model are changes to the basis for deciding on the timing for revenue recognition. In addition, the standard expands and improves revenue disclosures. In August 2015, FASB subsequently issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606); Deferral of the Effective Date which defers the effective date of ASU 2014-09. After the deferral, ASU 2014-09 is effective retroactively for annual or interim reporting periods beginning after December 15, 2017, with early adoption permitted for reporting periods beginning after December 15, 2015. The majority of the Company’s revenue streams, including interest and fee income associated with the origination of loans, are outside the scope of the new guidance and will not be impacted with the implementation of the new standard. Overadvance fees, which are one-time fees received from customers if financing is provided in excess of the borrower’s borrowing base amounts and audit exam fees are within the scope of ASU 2014-09. The Company recognizes income on these fees at the time the service is provided to the borrower, in accordance with the updated guidance. As such, adoption of ASU 2014-09 did not have a material impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which creates a new credit impairment standard for financial assets measured at amortized cost and available-for-sale debt securities. The ASU requires financial assets measured at amortized cost (including loans, trade receivables and held-to-maturity debt securities) to be presented at the net amount expected to be collected, through an allowance for credit losses that are expected to occur over the remaining life of the asset, rather than incurred losses. The ASU requires that credit losses on available-for-sale debt securities be presented as an allowance rather than as a direct write-down. The measurement of credit losses for newly recognized financial assets (other than certain purchased assets) and subsequent changes in the allowance for credit losses are recorded in the statements of operations as the amounts expected to be collected change. The ASU is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (Topic 350), which simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal year 2021, with early adoption permitted for annual or interim tests performed on testing dates after January 1, 2017. The amendments included in this ASU are to be applied prospectively. The Company does not expect implementation of this new standard to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including

North Capital Mill LLC and Subsidiaries

Notes to Consolidated Financial Statements

the consideration of costs and benefits. ASU 2018-13 is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company is evaluating the impact of ASU 2018-13 on the consolidated financial statements and disclosures.

Note 4. Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements (“ASC 820”), establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s market assumptions.

These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as interest rates and foreign exchange rates that are observable at commonly quoted intervals. Financial assets utilizing Level 2 inputs include currency swaps and interest rate caps.

Level 3 – Unobservable inputs.

ASC 820 also requires that the Company disclose estimated fair values for its financial instruments. No quoted market exists for the Company’s financial instruments. Therefore, fair market estimates are based on judgments, risk characteristics of various financial instruments and other factors. Changes in these assumptions could significantly affect the estimates.

The Company estimates the carrying amounts of cash approximated its fair value as of December 31, 2018. Since there is no liquid secondary market for the Company’s financing receivables, the Company estimated the fair value of its secured loans by comparing the average yield of the portfolio to recent issuances of similar loans. The Company has determined that the secured loans and note payable are considered level three under the fair value hierarchy described above.

The carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2018 and 2017 were as follows:

	December 31, 2018		December 31, 2017
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash	$5,606,256	$5,606,256	$5,128,517	$5,128,517
Secured loans	118,584,659	118,584,659	151,604,487	151,604,487
Liabilities:
Note Payable	88,482,136	88,482,136	116,046,137	116,046,137

North Capital Mill LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 5. Loans and Accounts Receivable and Allowance for Credit Losses

Loans receivable at December 31, 2018 and 2017 consist of revolving lines of credit to commercial customers that range from one to three years and are secured by accounts receivable, inventory and equipment.

Changes in the allowance for credit losses for loans receivable and accounts receivable are as follows:

Balance, October 20, 2017	$—
Provision for uncollectible finance receivables	100,000

Balance, December 31, 2017	100,000
Provision for uncollectible finance receivables	11,300,000
Charge-offs	(6,538,334)

Balance, December 31, 2018	$4,861,666

All balances were individually evaluated for impairment.

The Company has implemented and adheres to an internal review system and credit loss allowance methodology designed to provide for the detection of problem receivables and an adequate allowance to cover credit losses. At least quarterly, a risk rating is assigned to individual balances. Management assigns a higher risk rating when they determine that their credit exposure has increased. Management assigns these risk ratings based on a number of factors including, but not limited to, the profitability, cash flow position, tangible net worth, strength of collateral performance and coverage, the probability of a loss being realized and results of internal audits and verifications related to each specific receivable.

The Company typically classifies all loans as held to maturity. On the Acquisition Date, the acquired loans were recorded at their estimated Acquisition Date fair values. The estimated fair values include consideration of discounted cash flows as well as various other factors including the type of loan and related collateral, estimated future cash flows, as well as a discount rate that reflects the Company’s assessment of risk inherent in the cash flow estimates. The fair value of the loans acquired effectively removed the Company’s allowance for loan losses for such acquired loans. Loans funded subsequent to the Acquisition Date are recorded at the amount of unpaid principal, net of unearned fees, discounts and includes an allowance for loan losses.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments in accordance with the contractual terms of the loan. Factors considered in determining impairment include payment status, collateral value and the probability of collecting payments when due. The significance of payment delays and/or shortfalls is determined on a case-by-case basis. All circumstances surrounding the loan are taken into account. Such factors include the length of the delinquency, the underlying reasons and the borrower’s prior payment record. Impairment is measured on these loans on a loan-by-loan basis. Impaired loans include non-accrual loans and other loans deemed to be impaired based on the aforementioned factors.

NMC had a non-performing loan of $3,738,549 as of December 31, 2018 and did not have any loans or accounts receivable that are non-performing, impaired, modified or past due as of December 31, 2017. The allowance for uncollectible finance receivables at December 31, 2018 included a specific reserve of $3,500,000 related to the non-performing loan. The Company is not committed to advance additional funds on this loan.

North Capital Mill LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 6. Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2018 and 2017:

	2018	2017
Furniture and fixtures	$65,412	$65,412
Equipment	384,943	317,681

	450,355	383,093
Accumulated depreciation	351,858	298,669

	$98,497	$84,424

Depreciation expense was $53,189 for the year ended December 31, 2018 and $5,654 for the period from October 20, 2017 to December 31, 2017.

Note 7. Note Payable

The Company has entered into a $160,000,000 credit facility which expires October 20, 2020. Borrowings are secured by substantially all of the Company’s assets. Interest on borrowings under the facility is payable monthly and is based on the LIBOR plus an applicable margin, as defined. The interest rate is 4.60 percent as of December 31, 2018. Outstanding borrowings under the credit facility are generally limited to 85 percent of eligible receivables, less any reserves established by the bank, as defined. The Company is required to maintain specified financial ratios and to comply with other covenants. The balance outstanding under this credit facility was $88,891,662 at December 31, 2018 and $116,574,345 at December 31, 2017. Note payable as of December 31, 2018 and 2017 consist of the following:

	2018	2017
Outstanding principal balance	$88,891,662	$116,574,345
Less: debt issuance costs, net of accumulated amortization of $285,000 and $50,693, respectively	409,526	528,208

	$88,482,136	$116,046,137

Total interest expense related to note payable was $4,748,540 for the year ended December 31, 2018 and $785,626 for the period from October 20, 2017 to December 31, 2017.

Note 8. Commitments

Employment agreements: The Company has entered into service agreements with certain members of management. Annual base compensation due under these agreements is included in personnel expenses in the consolidated statements of operations. The annual base compensation is subject to review and adjustment by the Company. The employees are also eligible to receive bonus compensation at the discretion of the Board of Managers. The agreements can be terminated by either the Company or the employees at any time upon written notice. Certain additional amounts may be paid to the employees, contingent upon the circumstances surrounding the termination, as defined in the service agreements.

North Capital Mill LLC and Subsidiaries

Notes to Consolidated Financial Statements

Operating lease: The Company rents its office space under non-cancelable operating leases that expire through September 2024. Base rents due under the leases escalate throughout the term of the leases.

The total minimum rental commitment at December 31, 2018, is due as follows:

Years ending December 31:

2019	248,805
2020	284,188
2021	223,785
2022	94,696
2023	96,885
2024	99,075

TOTAL	$1,047,434

Note 9. Equity Transactions

On December 21, 2018, NMC’s members committed to increase its investment in NMC by $11 million. This commitment has been recorded as an equity subscription in the equity section of the December 31, 2018 consolidated balance sheet with a corresponding receivable recorded as an asset. NMC received the equity subscription on January 22, 2019.

Note 10. Related Party Transactions

An employee of NMC provides marketing and sales services to an affiliated entity for which NMC was reimbursed $113,200 for these services in 2018 and has been recorded as a reduction of personnel expenses.